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18001450

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section
FEB 28 2018
Washington DC

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SEC FILE NUMBER
8-66905

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Independent Securities Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1036 E. Iron Eagle Dr., Suite 105
(No. and Street)

Eagle	Idaho	83616
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ryan Carlson 208-489-3131
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Decoria, Maichel, Teague
(Name – *if individual, state last, first, middle name*)

7307 N. Division, Suite 222	Spokane	Washington	99208
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EB

OATH OR AFFIRMATION

I, Ryan Carlson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Independent Securities Group, LLC, as of December 31st, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

SHEILA KERBEIN
Notary Public
State of Idaho
exp 1/4/24

Signature

CFO/Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN INDEPENDENT SECURITIES GROUP, LLC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2017 and 2016

	2017	2016
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 362,536	$ 394,104
Commissions receivable	218,520	260,279
Prepaid and other assets	68,824	64,593
Clearing deposit	50,000	50,000
Total current assets	699,880	768,976
Property and equipment, at cost, net of accumulated depreciation of $71,250 and $66,296	1,924	5,599
Total assets	$ 701,804	$ 774,575
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 28,445	$ 33,239
Commissions payable	185,987	198,944
Deferred revenue	713	
Accrued liabilities	5,674	23,391
Total current liabilities	220,819	255,574
MEMBERS' EQUITY	480,985	519,001
Total liabilities and members' equity	$ 701,804	$ 774,575

The accompanying notes are an integral part of these financial statements.